SAMSON OIL & GAS PROVIDES ADDITIONAL GUIDANCE
ON NORTH STOCKYARD FIELD PRODUCTION

Denver 1700 hours June 14th, 2010

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) announced on June 11th that, as a result of the recent successful drilling of its third Middle Bakken well, the Gary #1-24H, in Williams County, North Dakota, in the deepest part of the Williston Basin, its conservative production estimate from the North Stockyard Field for the month of December 2010 would be, net to Samson, 6,000 barrels of oil equivalent per month (“BOE/M”).  That estimate was based on certain assumptions, including the successful drilling of the planned fourth Middle Bakken well (the Rodney #1-14H well) and the successful frac stimulation of both the Gary and Rodney wells by that time.

In response to inquiries concerning this projection, Samson has determined to release the full range of its current production estimates for the North Stockyard Field—conservative, balanced and optimistic, for December 2010 as well as the assumptions underlying such projections.  These estimates represent Samson’s anticipated net production from all four of the planned and drilled Middle Bakken wells and the previously completed Harstad #1-15H well, which targeted a different, less productive formation in the area.

The conservative estimate of 6,000 BOEM announced on June 11th, 2010 was based upon a worst case scenario assumption that, notwithstanding the recent production success of the Gene #1-22H and the positive shows in the Gary #1-24H, the production decline curve experienced with the Leonard #1-23H could be applicable to three of the four of the Middle Bakken wells (excluding the Gene #1-22H). The estimated cumulative calendar year production to December 2010 could be, based on our assumptions, 39,000 BOE net to Samson.

The balanced projection of oil and gas production net to Samson for the month of December 2010 from the North Stockyard Field is 10,000 BOE (10,000 BOE/M).  This estimate, which Samson presently believes to be the most likely of its three current projections, assumes that the improved production decline curve of the Gene #1-22H is repeated in both the Gary #1-24H and the planned Rodney #1-23H. The estimated cumulative calendar year production to December 2010 could be, based on our assumptions, 48,000 BOE net to Samson.

Samson’s optimistic projection for December 2010 production from the Field is 12,000 BOE/M.  This estimate, which Samson presently believes to be optimistic but not unrealistic, assumes that the production of the Gary #1-24H and the planned Rodney #1-23H are actually significantly greater than that of the Gene #1-22H on account of the increased fracs and other improvements to the drilling process first utilized in the Gene #1-22H.  The estimated cumulative calendar year production to December 2010 could be, based on our assumptions, 55,000 BOE net to Samson.

The projection of expected production rates for a fracture stimulated well is based on the available historical data through the fitting a decline curve to that data. There is no unique mathematic solution to that fit and therefore there is room to interpret that data in an optimistic or conservative manner.  Samson generally adheres to a conservative approach when estimating proved reserves or future production.

For proven reserves, Samson conducts a semi-annual impairment test on each field to ensure that the assets on the balance sheet are not carried at greater than their future net present value. As more production data is acquired, the projection is adjusted.  Because Samson prefers that reserve projections grow rather than decrease over time, it generally uses a more conservative approach.  For consistency, Samson typically utilizes the same conservative approach when estimating future production.

All of Samson’s projections as to the future production from its four Middle Bakken wells reflect its assumption that, like many other wells stimulated by multi-stage fracturing in horizontal completions, its North Stockyard Field wells will display significant production decline rates in the first 12 to 24 months of production before developing a pattern of steady production at lower rates that persists for many years.  The industry’s confidence in the strong profitability of these and other Williston Basin wells irrespective of any such decline, however, is best demonstrated by the surge in drilling activity in the area, where the North Dakota Industrial Commission recently reported 125 drilling rigs in operation.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,440 million ordinary shares issued and outstanding, which would be the equivalent of 72 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$0.55 per ADS on June 11th 2010 the company has a current market capitalization of approximately US$39.6 million.  Correspondingly, based on the ASX closing price of A$0.031 on June 11th, 2010, the company has a current market capitalization of A$44.64 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in this press release or related announcements that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”  Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the timing and the results of future drilling activity and the production resulting therefrom, as well as the methods, timing and results of exploration activities generally. Specifically in this release there are several forward estimates of production, these estimates have been made using decline curve analysis which may vary from actual production because the analysis is dependant of numerous variables being estimated accurately.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.